

16021797

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section
AUG 29 2016
Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonfund Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Old Danbury Road
(No. and Street)

Wilton	CT	06897
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Spongberg — 203-563-5052
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Spongberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonfund Securities, Inc., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Treasurer

Title

Carolyn N Blanch

Notary Public

CAROLYN N. BLANCH
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Commonfund Securities, Inc.
(A wholly-owned subsidiary of The Common Fund for Nonprofit Organizations)
Index
June 30, 2016

Page(s)


pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Commonfund Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commonfund Securities, Inc. (the "Company") at June 30, 2016, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

August 26, 2016

Commonfund Securities, Inc.
(A wholly-owned subsidiary of The Common Fund for Nonprofit Organizations)
Statement of Financial Condition
June 30, 2016

Assets	
Cash and cash equivalents (Note 2)	$ 9,186,077
Receivables from affiliated organizations	13,746,737
Deferred tax asset	92,763
Property and equipment, at cost, less accumulated depreciation and amortization (Note 2)	29,809
Prepaid expenses and other assets	215,889
Other receivables	22,332
Total assets	$ 23,293,607
Liabilities and Shareholder's Equity	
Compensation payable (Note 7)	$ 4,487,149
Accounts payable and accrued expenses	507,780
Current tax liability	1,047,732
Payable to affiliated organizations	344,255
Total liabilities	6,386,916
Commitments and contingencies (Note 6)	
Common stock ($0.01 par value, 1,000 shares authorized, issued and outstanding)	10
Paid-in-capital	3,555,418
Retained earnings	13,351,263
Total shareholder's equity	16,906,691
Total liabilities and shareholder's equity	$ 23,293,607

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

Commonfund Securities, Inc. (the "Company") is a Delaware stock corporation managed by its Board of Directors. The Company commenced operations on September 2, 1997 for the purpose of providing broker-dealer services to Commonfund Capital, Inc. and Commonfund Realty, Inc., wholly-owned subsidiaries of Commonfund Holding Company, Inc., ("HoldCo.") a wholly-owned subsidiary of The Common Fund for Nonprofit Organizations ("Commonfund"). On July 1, 1999, the ownership of the Company was transferred to HoldCo. and the Company expanded its broker-dealer services to Commonfund and all of its subsidiaries. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Basis of Accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company's results of operations are included in the Federal consolidated and State combined income tax returns of HoldCo. The Company also files separate state income tax returns in other jurisdictions. The Company has a tax sharing agreement with HoldCo., whereby the Company computes its Federal and State income tax liability as if it filed a separate Federal and State income tax return. The Company is then required to reimburse HoldCo. for payment for such tax. Furthermore, HoldCo. has the discretion to use the Company's tax benefits and will reimburse the Company accordingly. Current income taxes or benefits are provided for at the appropriate statutory rate applicable to the Company's earnings.

Deferred income taxes are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases ("temporary differences"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Management assesses the realizability of deferred tax assets and records a valuation allowance if it is more likely than not that all or a portion of the deferred tax assets will not be realized. The deferred tax assets relate primarily from appreciation (depreciation) of stock investments and compensation awarded, but not paid for which we determine, in accordance with provisions of ASC 740, Income Taxes, are more likely than not able to be utilized due to the generation of sufficient taxable income in the future. The probability of future taxable income and historical profitability, among other factors, are considered in assessing the amount of the valuation allowance.

The deferred income tax asset reported on the Statement of Financial Condition does not include any valuation reserve at June 30, 2016. All cumulative temporary differences are deemed more likely than not to be realized in future years.

The guidance on accounting for uncertainty in tax positions provides that a tax benefit from an uncertain position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals for litigation processes based on technical merits of the position. For tax positions meeting the more-likely-than-not threshold, the tax benefit recognized in the consolidated financial statement is the greatest benefit that has a greater than 50% likelihood of being realized upon settlement with the relevant taxing authorities. The Company's policy is to accrue interest and penalties associated with unrecognized tax benefits, if any, in Other expense in the Statement of Net Income, and the corresponding liability in Accounts payable and accrued expenses, in the Statement of Financial Condition.

Cash and Cash Equivalents
Cash includes cash held on deposit with the Company's custodian, Wells Fargo. Cash equivalents, includes a money market fund that invests in government agency debt, treasury repurchase agreements and treasury debt.

At June 30, 2016, cash and cash equivalents consisted of demand deposits and money market funds (Level 1) valued at cost which approximates fair value:

Demand Deposit	$	5,246,972
State Street Institutional U.S. Government Money Market Fund		3,939,105
Total	$	9,186,077

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. tization for leasehold improvements is computed using the straight-line method over the lesser of the useful life of the improvement, or the term of the lease obligation. Maintenance and repair costs are charged to expense as incurred. The major category of fixed assets as of June 30, 2016 is Furniture, Fixtures and Equipment with a cost of $246,862. As of June 30, 2016, the Company did not have any leasehold improvements.

3. Related Parties

The Company has substantial transactions with Commonfund and its affiliated entities. Substantially all of the Company's revenues and expenses are derived from transactions with Commonfund and its affiliated entities. Commonfund and its affiliated entities provide certain "centralized services" to the Company, such as information technology, human resources administration, and accounting, for which the Company compensates Commonfund.

4. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is required to maintain minimum net capital in accordance with the SEC Uniform Net Capital Rule 15c3-1 (the "Rule").

Under the Rule, as a registered broker-dealer, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, which indebtedness amounted to $6,386,916 at June 30, 2016. At June 30, 2016, the Company's ratio of aggregate indebtedness to net capital was 2.33 to 1 and net capital was $2,736,377, which was $2,310,582 in excess of such required net capital.

5. Concentrations of Credit Risk

The Company's cash is held at a major national U.S. bank. The Company's cash balance, which typically exceeds Federal Deposit Insurance Corporation insurance coverage, subjects the Company to a concentration of credit risk. The Company regularly monitors the credit ratings of this financial institution in order to monitor the credit risk that exists with the balances in excess of insured amounts.

6. Commitments and Contingencies

The Company has an office share agreement with Commonfund whereby the Company is charged rent based on headcount at Commonfund's headquarters. The current term of the lease agreement expires on December 31, 2016.

Additionally the Company has entered into an office lease agreements in San Francisco, California, expiring on June 30, 2017. This agreement provides the Company with an option to extend the lease term for an additional five years at market rates.

The Company's minimum annual lease commitments are as follows:

Fiscal Year	
2017	352,821
Total	$ 352,821

In the normal course of business, the Company enters into contracts that contain a variety of warranties and indemnifications that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Incentive Compensation Plans

Commonfund implemented the Commonfund and Affiliates Incentive Compensation Policy (the "Plan") effective July 1, 2015 to attract, motivate and retain top-performing employees. The Plan is effective for all employees of the Company and replaces all prior incentive compensation plans.

Pursuant to the Plan, awards previously granted during the fiscal years ended June 30, 2014 and 2015, subject to vesting conditions under the Commonfund and Affiliates Contingent Incentive Compensation Plan (the "Contingent Plans") for each respective year will continue to be subject to the terms and conditions of these Contingent Plans. Awards granted under the Contingent Plans vest ratably over a three year period, with payments made on each three year anniversary of grant date. Actual payments are determined by applying a notional adjustment (whether positive or negative) to the contingent amounts in accordance with the plan documents approved by the Compensation Committee of Commonfund.

Compensation under the Plan including any applicable contingent value under the Contingent Plans shall be paid generally by the third month following fiscal year end. The costs under the Plan are recognized in the fiscal year of the Plan year. Compensation expense under the Contingent Plans is recognized ratably over a three year period. The related Plan liability of $4,487,149 is

included in Compensation payable in the Statement of Financial Condition. As of June 30, 2016, the unearned and unvested contingent amount under the Plans is $276,579.

8. Subsequent Events

Management has determined that there were no material events that would require adjustment to or disclosure in the Company's financial statement occurring from the date of the Statement of Financial Condition through August 26, 2016, the date to this financial statement was available to be issued.



Commonfund Securities, Inc.

(A wholly-owned subsidiary of The Common Fund for Nonprofit Organizations)

Statement of Financial Condition

June 30, 2016